Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: August 25, 2021

Growth underpinned by lon g term secular trends Trades Q 2 2021 Ne w registered users Q22021 2.6M Q22020 1.2M (!) PS Q22020 74M I

Th e stron g positive momentum continues Supporte d i n par t b y elevate d user engagement with cryptoassets Tota l commissions* Ne t tradin g income Q 2 2021 Q 2 2020 S124M S291M P6 D

'D Expanding our crypto offering As a crypto pioneer, eToro continues to be at the forefront of developments within the cryptoasset markets . eToro added 10 new cryptoassets in recent months including the popular Dogecoin and Shiba lnu. This brings the total number of cryptoassets available across the eToro platform and exchange to 29*. eToro has also expanded its holistic crypto offering with the launch of ETH 2.0 staking which is being rolled out on a country by country basis. eToro now enables users who ow n ETH , AD A an d TR X t o ear n staking rewards proportional to the amount of the underlying cryptoassets held. (*) 2 7 availabl e i n th e U . S . P11

Sports sponsorships The strong sense of community amongst sports fans is closely aligned with eToro's social features as the world's leading online investment community. eToro's growing global sponsorship strategy includes partnerships with over 25 European football teams, including clubs from the English Premier League and German Bundesliga, as well as tennis player Gael Monfils and Rugb y Australi a amongs t others. As one of Europe's leading sports sponsors, eToro will continue to expand its partnerships with sporting communities to build awareness of eToro and the opportunities offered by investing. E S T . 1892 P12 II>; l ' . : ' eTo ro \

Funded accounts distribution by region eToro has a global footprint, offering services to users in over 100 countries via a platform which is localized in more than 20 languages. eToro's product offering includes assets from more than a dozen of the world's leading stock exchanges The distribution of funded accounts by region is a measure of eToro's global presence and its penetration of new and existing markets. It is driven by the breadth of eToro's products and services, its investment in marketing, its ability to adapt to global regulatory environments and the overall adoption of online investment platforms. Europe and the U.K. have been priority markets for eToro since its founding in 2007. They have remained strategic markets for eToro and represent 68% of its funded accounts as of June 30, 2021. eToro's Americas business, which includes the U.S. and Latin America, has increased from 6% of funded accounts at the end of the second quarter of 2020 to 12% of funded accounts at the end of the second quarter of 2021. Launched in 2019, eToro's offering in the U.S. is currently limited to cryptoassets and social trading and has grown in 2020, in line with increased eToro brand awareness and rising interest in cryptoassets. A s o f June 30, 2021 A s o f June 30, 2020 e Europe e Asia Pacific e Americas e Middle Eas t & Africa P16

Top cryptoassets in the second quarter of 2021 Total comm1ss1ons Tradin g volume e BTC e XRP e ETH e ADA e DOGE e Other cryptoassets Assets under administration P19 Total commission includes commissions from trading activity and interest. Total commission and trading volume are presented for the second quarter of 2021; Assets under administration are as of June 30, 2021. This slide presents all cryptoassets that accounted for 1 Oo/o or more of total commissions, trading volume or Assets under administration..

Quarterly P&L (unaudited) Consolidated statements of profit or loss (U.S. dollars in thousands, except per share data) Ne t trading income Research and development expenses Sellin g an d marketing expenses General , administrativ e an d operatin g expenses Total operating expenses Operating income (loss) 12,526 (77,058) Finance income 1,248 197 Finance expense 4,638 9,475 Income (loss) before taxes on income (tax benefit) 9,136 (86,336) Taxe s o n incom e ( ta x benefit ) (6,923) 2,503 Net income (loss) 16,059 (88,839) Total comprehensive income 16,059 (88,839) Basic income per common share 0.932 (4.75) Diluted income per common share 0.928 (4.75) Q 2 2020 123,522 Q 2 2021 290,916 16,455 37,724 57,911 155,733 36,630 174,517 110,996 367,974 P23

Current assets Current liabilities Cas h an d cash equivalents 243,116 Accounts payable 48,533 Restricted cash 2,382 Current maturities of lease liabilities 2,202 Counterparties 307,511 Payable to omnibus accounts 38,154 Cryptoassets 279,303 Accrued expenses and other payables 135,909 'eToro Statement of financial position June 30 , 2021 (unaudited) U.S . dollar s i n thousands Loans to users 10,188 Short - term loan Other receivables and prepaid exp. 53,691 896,191 Non - current liabilities Employee benefit liabilities, net Long - term lease liabilities Non - current assets Restricted cash 206 Righ t o f us e assets 17,313 Shareholders' equity Property and equipment, net 9,082 Common share premium Goodwill and other intangible assets 6,507 Preferred share premium Deferred taxes 6,599 Retained earnings 39,707 50,000 274,798 1,030 20,795 21,825 108,756 406,110 124,409 639,275 Tota l assets P24 935,898 Tota l liabilitie s & equity 935,898

'eToro We created a new category and we're dominating it Stats Portfolio ; Socia l Trading \ \ ' ' ' ' ' ' , ' ... ' ... ... ... ... ... ... ... ... ... ... ... .... .... The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible . The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed . A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed . P27

We're passionate about finance and technology 87 ) te d Kngdom Followers opiers Ke y Sta t i stics Activity Feed Al l actJv' esm ade Gain 1 2 . 6 2% \ l \ tlt e Your - 0.2 0 % positio n we =y = MaxWeekly Drawdown ChlngY!iff> tho P r of able Weeks 66.67% if'll()l,Jnt'S, 21 4 15:0 0 GMT tY \ % f founded trading network and CopyTraderrM t o th e platform eToro experience int o a singl e cross devic e application CopyPortfolio s TM and additional cryptoassets comm 1 • ss 1 • on stocks and expande d t o th e US 2007 2010 2013 2015 2017 2019 2021 eTorois Launched the social Introduced bitcoin Convergin g the Launched Launched Zero Launched eToro Money P28

'eToro Global footprint ,. · B l ockchain lab LOCAL OFFICE LOCAL OFFICE FINANCIAL CONDUCT AUTHORITY R& D center • Mobile d ev e l o p m en t of f i c e • • • • • LOCAL OFFICE CYPRUS SECURITIES AND EXCHANGE COMMISS I ON • • LOCAL OFFICE : : : : : : : GIBRALTAR FINANCIAL : : : : : : : SERVICES COMMISSION • Headquarters a n d m a i n R& D cent e r • • LOCAL OFFICE IN APPLICATION PROCESS O A B U D H A B I GLOBAL MA KET ',! \ - <>.IWI ',! \ - ! - b l t.i.ig.,.u A W \ lonelaQ \ .ulhoril} of Singapore • • • P29

• • • Multi asset investment platform eToro i s a n investmen t platfor m buil t around social collaboration and investor education wher e user s can connect, share, an d learn DOW 29 915. 3 t f % S&P 9J ' 43.4 , .4 8 % NASDA ! 1 590. 2 4" " 5 % OIL 45.44 - 1.85 % eToro's users can choose from a broad range of asset classes to invest in, including commission - free fractional shares and cryptoassets. A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio. Our commission - free stocks offering continues to expand and will b e availabl e fo r U S user s late r thi s year. P32 - Hi,John! Portfolio value $68,229.77 • $2,287.33 (2.31%) Today Top movers 22.3% 14.7% 8.7% - 4.1% 2.3% a D B AAPL FB SPOT •• OIL Ill ADBE (J 0 Stocks ETFs - - Crypt<

Popular Investors With eToro's CopyTrader technology, users can automatically replicate other investors' strategies i n real time . Investor s wh o meet th e criteria to become "Popular Investors" receive payments that increase as they rise through the program's ranks. • eToro ha s more tha n 1,70 0 Popula r Investors*. O f which , 1 6 Popula r Investor s have ove r $ 1 O million copying them. • W e continue t o see a growing numbe r o f financial professional s joining eToro's Popula r Investo r Program. • Popula r Investor s nee d t o meet a numbe r o f criteria, includin g havin g a proven track record o f investin g on eToro, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameter s set b y eToro. P33 (*) A s o f June 30, 2021

Ŷ Ŷ CopyPortfolio s TM eToro's portfolios ("CopyPortfolios Œ ") group assets or investors together based on a predetermined theme or strategy, such as: the SG revolut i on, foodtech, driver l ess cars and more. Some portfolios utilize advanced algorithms, machine learning and Al to build investment strategies and curate assets to form particular CopyPortfolios Œ based on market conditions. [I] RISK These ready - made strategic portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities. eToro launched four new portfolios in recent months and offers 66* CopyPortfolios Œ for its users to invest in. Ŷ Ŷ OutSmartNSDQ Nasdaq S m a r t B e t a Active T T o p Ac t i v e l 147 RISK Diversified ready made Portfolios Professionally managed and curated No management fees CryptoPortfolio C ry p t o b y M a r k et Cap P34 (*) A s o f June 30 , 2021

Holistic crypto investing experience The eToro platform offers users the opportunity to bu y an d hol d a wide range o f cryptoassets alongside traditional asset classes eToro continues to expand its crypto offering and related services. Seven new cryptoassets were added to the platform in recent months. eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account t o thei r walle t an d fro m ther e send the m anywher e o n th e blockchain. eToro offers staking, a feature that enables users who own certain cryptoassets on the eToro platform to earn rewards proportional t o th e amoun t o f th e underlyin g cryptoassets held. P35 • • • • • •• • • ••• • •• • • • • • • • • • • • • • • • Ź

eToro Money The eToro debit card is currently in advanced beta testing i n th e U.K . ahea d o f a ful l U.K . launc h late r this year. Uptake for the card has been strong and feedback from user s ha s bee n extremel y positive. The eToro Money debit card connects directly to users' eToro investment account and enables instant deposits and withdrawals along wit h additiona l money services. Following the UK launch, the card will be rolled out to eToro users in Europe. Instant deposit/ withdrawal Competitive currency conversion rates No deposit fees Your Monthly Expense Bill £36,524.82 ACCOUNT BALANCE Ŷ Ŷ . E l a • Money Recurring Payment December Water Bill Online Payment Aso s ltd. Online Payment Netflix Montly Subsc Debit Charge Coffee Louise Onl"ne Payme s Amazo n Pr"m e S P36